Exhibit 99.1

Press release Stockholm, Sweden, 10 Maj, 2023

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION. THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER OF OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY JURISDICTION.

Sobi to acquire CTI BioPharma Corp. enhancing Sobi’s position in rare haematology

Swedish Orphan Biovitrum AB (publ) (Sobi®) (STO:SOBI) today announced that it has entered into an agreement and plan of merger with CTI BioPharma Corp. (CTI) under which Sobi has agreed to acquire CTI, a biopharmaceutical company focused on blood related cancers and rare diseases, by means of a tender offer.

The acquisition complements and further strengthens Sobi’s leading haematology franchise by adding VONJO® (pacritinib), a novel oral kinase inhibitor that inhibits JAK2, IRAK1 and ACRV1, while sparing JAK1. VONJO obtained accelerated approval by the FDA in February 2022 for treatment of adults with intermediate or high-risk primary or secondary (post-polycythemia vera or post-essential thrombocythemia) myelofibrosis with a platelet count below 50 × 109/L.

Rationale of the acquisition and transaction in brief:

•	Adds VONJO, a differentiated product in the treatment of myelofibrosis, specifically addressing patients with severe thrombocytopenia, an unmet medical need.

•	Highly complementary to Sobi’s existing portfolio, specifically Doptelet®, expands Sobi’s leading position in rare haematology and accelerates access for patients to both therapies globally.

•

Both VONJO and Doptelet address rare haematological platelet disorders and are prescribed by haemato-oncologists and haematologists. The acquisition accelerates Sobi’s strategy to build a leading franchise in rare haematology.

•	The addition of VONJO brings a uniquely differentiated therapy, serving an unmet medical need for patients suffering from myelofibrosis.

•	The acquisition is expected to accelerate Sobi’s revenue growth, and to improve margins, adding a commercial-stage asset in the U.S., with the potential for further expansion globally.

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Sobi to commence a cash tender offer to acquire all issued and outstanding shares of CTI for USD 9.10 per share, corresponding to a total equity value of USD 1.7 billion (approximately SEK 17.1 billion).

•

Fully funded through committed debt financing, up to half of which is anticipated to be refinanced through a rights issue after the closing of the acquisition, with a commitment from Investor AB to subscribe for its pro rata share of the rights issue, corresponding to approximately 34.7% of the shares to be issued in the rights issue.

Swedish Orphan Biovitrum AB (publ) (Sobi®) SE-112 76 Stockholm, Sweden Visiting address: Tomtebodavägen 23A, Solna, Sweden +46 8 697 20 00 | info@sobi.com | sobi.com	1 | 5

“CTI represents a perfect fit for Sobi’s haematology franchise today, adding a powerful and highly differentiated new product that will make a significant difference for patients”, said Guido Oelkers President and CEO of Sobi. “There is a large unmet medical need within myelofibrosis, in particular for patients suffering from thrombocytopenia who are inadequately treated by existing medicines. The combination of the talented team at CTI, together with Sobi’s broad US and global haematology capabilities, will help get this much needed new therapy to patients faster and more effectively. The acquisition of CTI is the latest in a series of transformative transactions Sobi has conducted to build its leading rare haematology franchise.”

Financial highlights

The acquisition is expected to be highly accretive to Sobi’s revenue and margins, starting in the near-term. Revenue and cost synergies are expected from leveraging the highly complementary nature of Sobi’s existing U.S. commercial operations and global sales infrastructure in haematology and rare diseases.

Sobi has obtained committed debt financing from Bank of America and Danske Bank. Sobi anticipates that up to half of the merger consideration will be refinanced through an issuance of new ordinary shares of Sobi with preferential rights for existing shareholders of Sobi, after the closing of the acquisition.

Sobi’s main shareholder, Investor AB, has undertaken to vote in favor of the implementation of the rights issue at an extraordinary general meeting. Investor AB has also undertaken to subscribe for its pro rata share of the rights issue, corresponding to approximately 34.7% of the shares to be issued in the rights issue. A detailed time plan and the forms for the implementation of the rights issue will be announced at a later stage.

Transaction details

Under the terms of the merger agreement, Sobi, through a wholly owned, indirect subsidiary, will initiate a tender offer to acquire all the outstanding shares of CTI for a cash purchase price of USD 9.10 per share, representing a premium of 95% based on CTI’s 30-day volume-weighted average price of USD 4.67 preceding announcement of the transaction price of USD 9.10. The Board of Directors of CTI has unanimously approved the transaction and recommended that the shareholders of CTI tender their shares in the tender offer. Sobi has received an irrevocable undertaking from certain entities affiliated with BVF Partners L.P. (BVF) to tender all of their common shares, representing 6.7% of all outstanding common shares.

The closing of the tender offer will be subject to customary conditions, including the tender of shares which represent at least a majority of the total number of CTI’s outstanding common shares and the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act. Upon the successful completion of the tender offer, Sobi would acquire any shares of CTI’s common stock not tendered through a second-step merger effected for the same per common share consideration. The transaction is expected to close in Q3 2023.

Advisors

Bank of America Europe DAC, Stockholm branch (“BofA Securities”) is acting as Sobi’s exclusive financial advisor in connection with the transaction and Latham & Watkins LLP is acting as legal advisor to Sobi on this transaction. Mannheimer Swartling is acting as legal advisor to Sobi in relation to the debt financing and rights issue.

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About VONJO

VONJO is approved for the treatment of adults with intermediate- or high-risk primary or secondary (post-polycythemia vera or post-essential thrombocythemia) myelofibrosis with a platelet count below 50 × 109/L. This indication is approved under FDA accelerated approval based on spleen volume reduction. Continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial(s). CTI is conducting the Phase 3 PACIFICA study of VONJO in patients with myelofibrosis and severe thrombocytopenia as a post-marketing requirement. For more information, please visit https://www.ctibiopharma.com.

About CTI

CTI is a commercial biopharmaceutical company focused on the development and commercialization of novel targeted therapies for blood-related cancers that offer a unique benefit to patients and their healthcare providers. CTI has one FDA-approved product, VONJO® (pacritinib), a JAK2, ACVR1, and IRAK1 inhibitor, that spares JAK1. CTI is based in Seattle, USA, and has approximately 144 employees. In 2022, CTIs revenue amounted to USD 53.9 million. For more information, please visit www.ctibiopharma.com.

Important information

The tender offer for the outstanding shares of CTI common stock referenced in this press release has not yet commenced. This document is for informational purposes only and it is neither an offer to purchase nor a solicitation of an offer to sell shares of CTI’s common stock, nor is it a substitute for the tender offer materials that Sobi and Cleopatra Acquisition Corp., a Delaware corporation and indirect, wholly owned subsidiary of Sobi (“Purchaser”) will file with the United States Securities and Exchange Commission (the “SEC”), upon commencement of the tender offer. At the time any such tender offer is commenced, Sobi and Purchaser will file a tender offer statement on Schedule TO, containing an offer to purchase, a form of letter of transmittal and other related tender offer documents with the SEC, and CTI will file a Solicitation/Recommendation Statement on Schedule 14D-9 relating to such tender offer with the SEC. CTI’s stockholders are strongly advised to read these tender offer materials carefully and in their entirety when they become available, as they may be amended from time to time, because they will contain important information about such tender offer that CTI’s stockholders should consider prior to making any decisions with respect to such tender offer. Once filed, stockholders of CTI will be able to obtain a free copy of these documents at the website maintained by the SEC at www.sec.gov. or on CTI’s website at https://www.ctibiopharma.com.

The press release is for informational purposes only and does not constitute an offer to sell or issue, or the solicitation of an offer to buy or acquire, or subscribe for, any securities in Sobi mentioned herein (collectively, the “Securities”) or any other financial instruments in Sobi. Any offer in respect of any Securities will only be made through the prospectus that Sobi expects to publish in due course. Offers will not be made to, and application forms will not be approved from, subscribers (including shareholders), or persons acting on behalf of subscribers, in any jurisdiction where applications for such subscription would contravene applicable laws or regulations, or would require additional prospectuses, filings, or other measures in addition to those required under Swedish law. Measures in violation of the restrictions may constitute a breach of relevant securities laws.

Swedish Orphan Biovitrum AB (publ) SE-112 76 Stockholm, Sweden Visiting address: Tomtebodavägen 23A, Solna, Sweden +46 8 697 20 00 | info@sobi.com | sobi.com	3 | 5

No Securities have been or will be registered under the United States Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state or other jurisdiction in the United States, and may not be offered, pledged, sold, delivered or otherwise transferred, directly or indirectly, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with applicable other securities laws. There will not be any public offering of any Securities in the United States.

This announcement does not constitute an investment recommendation. The price and value of securities and any income from them can go down as well as up and investors could lose their entire investment. Past performance is not a guide to future performance. Information in this announcement cannot be relied upon as a guide to future performance.

Forward-looking statements

This press release contains forward-looking statements by Sobi that involve risks and uncertainties and reflect Sobi’s judgment as of the date of this press release. These forward- looking statements generally are identified by words such as “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These forward-looking statements include, without limitation, statements regarding: the timing of the anticipated acquisition and when and whether the anticipated acquisition ultimately will close; the potential contributions the acquisition is expected to bring to Sobi; and the expected impact on Sobi’s future financial and operating results. Actual events or results may differ from Sobi’s expectations due to risks and uncertainties inherent in Sobi’s business, including, without limitation: the risk that the conditions to the closing of the transaction are not satisfied, including the risk that Sobi may not receive sufficient number of shares tendered from CTI’s stockholders to complete the tender offer; litigation relating to the transaction; uncertainties as to the timing of the consummation of the transaction and the ability of each of Sobi, Purchaser or CTI to consummate the transaction; risks that the proposed transaction disrupts the current plans and operations of Sobi or CTI; the ability of CTI to retain key personnel; competitive responses to the proposed transaction; unexpected costs, charges or expenses resulting from the transaction; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; Sobi’s ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating CTI with its existing businesses; legislative, regulatory and economic developments; and other risks described in Sobi’s prior press releases. These forward-looking statements are made only as of the date hereof and Sobi disclaims any intent or obligation to update these forward-looking statements after the date hereof, except as required by law.

Invitation to conference call

Following the announcement of the acquisition, investors, analysts and media are invited to participate in a conference call which will include a presentation and a Q&A session today, 10 May at 15:00 CEST. The event will be hosted by Sobi’s President and CEO, Guido Oelkers, and the presentation will be held in English. The presentation can be followed live or afterwards on sobi.com. The slides will be made available on sobi.com.

Swedish Orphan Biovitrum AB (publ) SE-112 76 Stockholm, Sweden Visiting address: Tomtebodavägen 23A, Solna, Sweden +46 8 697 20 00 | info@sobi.com | sobi.com	4 | 5

To participate in the conference call, please use the following dial-in details:

Sweden: +46 (0)8 5051 0031

United Kingdom: +44 (0) 207 107 06 13

United States: +1 (1) 631 570 56 13

Other international numbers available HERE

Webcast

Participants’ Link:

https://media.choruscall.eu/mediaframe/webcast.html?webcastid=9tQW6rrU

Sobi

Sobi is a specialised international biopharmaceutical company transforming the lives of people with rare and debilitating diseases. Providing reliable access to innovative medicines in the areas of haematology, immunology and specialty care, Sobi has approximately 1,600 employees across Europe, North America, the Middle East, Asia and Australia. In 2022, revenue amounted to SEK 18.8 billion. Sobi’s share (STO:SOBI) is listed on Nasdaq Stockholm. More about Sobi at sobi.com, LinkedIn and YouTube.

Important notice

BofA Securities, a subsidiary of Bank of America Corporation, is acting exclusively for Sobi in connection with the transaction and for no one else and will not be responsible to anyone other than Sobi for providing the protections afforded to its clients or for providing advice in relation to the transaction.

Contacts

For details on how to contact the Sobi Investor Relations Team, please click here. For Sobi Media contacts, click here.

This information is information that Sobi is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact person set out below, on 10 May 2023 at 07:00 CEST.

Camilla Sandström

Interim Head of IR, External Communication and Sustainability

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